UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

QuinStreet, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74874Q100

(CUSIP Number)

February 11, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74874Q100

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,540,109

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,540,109

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,540,109

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74874Q100

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,374

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 41,374

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,374

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74874Q100

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 104,764

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 104,764

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,764

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74874Q100

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 375,525*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 375,525*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,061,772

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 2.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 466,964*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 466,964*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,153,211

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 3.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,871*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 108,871*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,118

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 4.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 671,532*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 671,532*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,357,779

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 5.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 171,291*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 171,291*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,857,538

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 6.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,272*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 45,272*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,731,519

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 7.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 73,298*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 73,298*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,759,545

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 8.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 77,278*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 77,278*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,763,525

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 9.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,669*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 20,669*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,706,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 10.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 408*

	6.	Shared Voting Power 3,686,247**

	7.	Sole Dispositive Power 408*

	8.	Shared Dispositive Power 3,686,247**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,686,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

*    See Exhibit A, Note 11.

**  Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 74874Q100

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,686,247*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,686,247*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,686,247

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

*   Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

Item 1.
	(a)	Name of Issuer QuinStreet, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 950 Tower Lane, 6th Floor, Foster City, CA 94404

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 74874Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(b) Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/8/2011
Date
Sutter Hill Ventures, A California Limited Partnership /s/ Gregory P. Sands
Signature
Gregory P. Sands Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (AI), L.P. /s/ Gregory P. Sands
Signature
Gregory P. Sands Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (QP), L.P. /s/ Gregory P. Sands
Signature
Gregory P. Sands Managing Director of the General Partner
Name/Title
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature
/s/ Gregory P. Sands
Signature
/s/ James C. Gaither
Signature
/s/ James N. White
Signature
/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature
/s/ Andrew T. Sheehan
Signature
/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G — QUINSTREET, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	3,540,109				7.6%

Sutter Hill Entrepreneurs Fund (AI), L.P.	41,374				0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	104,764				0.2%

Total of Sutter Hill Funds	3,686,247

David L. Anderson	375,525	Note 2			0.8%
			4,061,772	Note 1	8.7%

G. Leonard Baker, Jr.	466,964	Note 3			1.0%
			4,153,211	Note 1	8.9%

William H. Younger, Jr.	108,871	Note 4			.2%
			3,795,118	Note 1	8.2%

Tench Coxe	671,532	Note 5			1.4%
			4,357,779	Note 1	9.4%

Gregory P. Sands	171,291	Note 6			0.4%
			3,857,538	Note 1	8.3%

James C. Gaither	45,272	Note 7			0.1%
			3,731,519	Note 1	8.0%

James N. White	73,298	Note 8			0.2%
			3,759,545	Note 1	8.1%

Jeffrey W. Bird	77,278	Note 9			0.2%
			3,763,525	Note 1	8.1%

David E. Sweet	20,669	Note 10			0.0%
			3,706,916	Note 1	8.0%

Andrew T. Sheehan	408	Note 11			0.0%
			3,686,655	Note 1	7.9%

Michael L. Speiser	0				0.0%
			3,686,247	Note 1	7.9%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 2: Comprised of 223,532 shares held in The Anderson Living Trust of which the reporting person is the trustee, 141,993 shares held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 10,000 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 3: Comprised of 114,720 shares held in The Baker Revocable Trust of which the reporting person is a trustee, 100,892 shares held by a Roth IRA for the benefit of the reporting person and 251,352 shares held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 4:  Comprised of 71,853 shares held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 32,818 shares owned by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 4,200 shares held by a Roth IRA for the benefit of the spouse of the reporting person. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.  The reporting person disclaims beneficial ownership of the spouse’s shares.

Note 5:  Comprised of 530,803 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 1,927 shares held by a retirement trust for the benefit of the reporting person, 37,073 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner and 101,729 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the revocable trust’s, the partnership’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 6: Comprised of 117,927 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee, 6,785 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee, 14,912 shares owned by the children of the reporting person and 31,667 shares issuable upon exercise of director’s options that are exercisable within 60 days after 12/31/10. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares and the shares issuable upon exercise of director’s options shares except as to the reporting person’s pecuniary interest therein.  The reporting person disclaims beneficial ownership of the children’s shares.  The reporting person shares pecuniary interest in the shares of director’s options with other individuals pursuant to a contractual relationship.

Note 7: Comprised of 22,238 shares owned by the reporting person, 21,627 shares held in The Gaither Revocable Trust of which the reporting person is the trustee, 1,407 shares held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Comprised of 73,298 shares held in The White Family Trust of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Comprised of 77,278 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Comprised of 8,084 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 12,585 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Comprised of 408 shares held in the Sheehan 2003 Trust of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.